HARRIS INTERACTIVE INC.
135 Corporate Woods
Rochester, New York 14623
April 14, 2006
Mr. Steven Jacobs
Accounting Branch Chief
     and
Mr. Matthew Maulbeck
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Harris Interactive Inc. Form 10-K for the year ended June 30, 2005 Filed September 13, 2005 File No. 0-27577
Dear Messrs. Jacobs and Maulbeck:
     This letter will respond to the comment letter dated March 28, 2006 (the “Comment Letter”) furnished to Harris Interactive Inc. (the “Company”) concerning the Company’s Report on Form 10-K for the fiscal year ended June 30, 2005 (the “Report”).
     We have set out below each of the staff comments, followed by the Company’s response.
Form 10-K for the year ended June 30, 2005
Consolidated Statements of Cash Flows, page 48
1. Please revise your statements of cash flows to classify the activity presented as income (loss) from discontinued operations within operating, investing or financing activities as appropriate. Additionally, please revise to reconcile net cash flows from operating activities to net income rather than from income from continuing operations. Reference is made to SFAS 95.
     The Company is aware of the staff’s views concerning the available alternatives for the disclosure of cash flows from discontinued operations which are acceptable under Statement of Financial Accounting Standards No. 95 and has reviewed the comments made by Mr. Joel Levine in his December speech at the 2005 AICPA Conference on PCAOB and SEC Developments. In response to the comments made, we classified the activity presented as loss from discontinued operations within operating activities in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005. As we have subsequently come to understand that the staff expects registrants to make changes in this area in its next periodic report filed subsequent to February 15, 2006, the Company will retrospectively revise its statement of cash flows in its future filings to classify the activity presented as income (loss) from discontinued operations within operating, investing or financing activities as appropriate and will remove the income from continuing operations subtotal. The Company will make these changes in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and will also provide specific disclosure to ensure awareness of the manner in which its cash flow presentation has been revised. The revision and the additional disclosure will be made in all future filings where results from discontinued operations are presented.
2. Please provide us with a detailed description of the “Windfall stock option adjustment” recorded in 2005 and 2004 and your accounting treatment of this item.
     The “Windfall stock option adjustment” recorded in 2005 and 2004 represents the tax benefit recognized as a result of the exercise of stock options. Activity as it relates to this item for the year ended June 30, 2004 is more fully described in the third paragraph of Note 13, Income Taxes, on page 67 of the Report on Form 10-K for the year ended June 30, 2005. This treatment is that prescribed in paragraph 16 of Accounting Principles Board Opinion No. 25. The Company will change the description of this line item in future filings and will refer to it as “Tax benefit from exercise of stock options.” The Company believes that this will provide a clearer description to readers of its financial statements.

     The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its periodic reports that it voluntarily files with the Commission; staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Report on Form 10-K for the fiscal year ended June 30, 2005; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (585) 272-8400.

Sincerely,

/s/ Ronald E. Salluzzo
Executive Vice President and Chief Financial Officer

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